SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 5, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
 (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

INCORPORATION BY REFERENCE
Exhibits 99.1 to 99.7 to this Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-169984) of Ivanhoe Mines Ltd.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 5, 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Guaranteed Delivery for Rights Certificate
99.2	Notice to Securities Brokers or Dealers, Banks or Trust Companies or Other Custodians
99.3	Notice to Canadian and U.S. Registered Shareholders
99.4	Notice to Canadian and U.S. Beneficial Shareholders
99.5	Notice to Registered Shareholders Resident Outside Canada and the United States
99.6	Notice to Beneficial Shareholders Resident Outside Canada and the United States
99.7	Qualified Holder Status Certificate